May 11, 2009

VIA EDGAR CORRESPONDENCE ONLY

Jay Webb

Reviewing Accountant

Division of Corporation Finance

U.S. Securities and Exchange Commission

Mail Stop 3030

Washington, D.C. 20549

Re:

Hitor Group, Inc.

Form 10-K for the year ended December 31, 2008

File No. 333-103986

Dear Mr. Webb:

This letter is in response to your comment letter (the “Comment Letter”) dated April 28, 2009, with regard to the Annual Report on Form 10-K filing of Hitor Group, Inc., a Nevada corporation (“Hitor” or the "Company") for the year ended December 31, 2008, originally filed on April 15, 2009.

The Company’s responses are keyed to the items in your comment letter.

Form 10-K for the year ended December 31, 2008

Cover Page

1.

The Company will calculate its public float as of the last business day of the company’s most recently completed second fiscal quarter on all future filings.

Item 7.  Management’s Plan of Operation, page 6

2.

The Company will include in all future filings a financial discussion, changes in financial condition and results of operations, as appropriate for a filing on Form 10-K, and per the instructions in Item 303 of Regulation S-K.

Financial Statements, page 10

Note 1 – Organization and Summary of Significant Accounting Policies, page 15

3.

Inventory is stated at cost, first-in first-out.  All inventory items are imported parts.

4.

The deposit is an advance payment for purchase (sale to) of parts by a European customer.  The customer has yet to decide on the exact parts needed.

5.

Sales are recorded when parts are shipped.

Restated Statements, page 16

6.

We were advised by a reviewer from the PCAOB that the merger was recorded incorrectly as follows:

SFAS No. 141, Business Combinations, requires that in business combinations effected by an exchange of equity interests, an accounting acquirer be designated, regardless of the legal form of the transaction.  This determination should be made by considering various factors.  The most significant factor is which of the former shareholder groups retained or received the larger portion of the voting rights of the combined entity.  Transactions in which the entity designated as the accounting acquirer is not the legal acquirer are termed “reverse acquisitions.”

Additionally, in accordance with the SEC Accounting and Reporting Manual Section 10.516 Reverse Acquisitions, a shell company might issue a substantial amount of its stock to acquire an operating company. In most cases, the shell is a public company, typically subject to the reporting requirements of the 1934 Act. The transaction is often referred to as a “public shell merger.” Usually, the owners of the operating company become the majority owners of the shell company, and the shareholders of the public shell company remain as passive investors.

The transaction could be considered a reverse acquisition. However, where the public shell company has no operations and only a minor amount of net assets, the SEC staff considers such transactions to be capital transactions in substance, rather than business combinations. The staff views the transaction as equivalent to the issuance of stock by the operating company for the net monetary assets of the shell company, accompanied by a recapitalization of the operating company. The staff considers the accounting for the transaction to be identical to a reverse acquisition, except that no goodwill or other intangible asset is recorded.

Upon completion of the transaction, the financial statements become those of the operating company, with adjustments to reflect the changes in equity structure and receipt of the assets of the public shell.

As the September 2006, merger between LFG International (the public company name at the time of the merger) and Hitor should be considered a “public shell merger,” the acquisition of Hitor should have been accounted for as a reverse merger (with no recording of goodwill). Specifically, the transaction should have been accounted for as a recapitalization of Hitor, and the issuance of stock by Hitor (represented by the outstanding shares of LFG International) for the assets and liabilities of LFG International . The value of the net assets of LFG International is the same as their historical book value and no goodwill is recorded.

At the time of the merger LFG International had 67,133 shares outstanding.  40,569,633 shares were issued to the shareholders of Nano-Jet.  Since LFG International was a considered a public shell  at the time of the merger and Hitor was an operating company, this required the merger to be treated as a reverse merger under the SEC rules referred to above.

The notes to the 12-31-08 statements and all future statements will show the appropriate table as shown below.

	Nano Jet	LFG	Combined
ASSETS:
Current Assets:
Cash	$ 447	$ -	$ 447
Cash held in trust account		2,920	2,920
Accounts receivable	3,500		3,500
Inventory	9,870		9,870

Total Current Assets	13,817	2,920	16,737

TOTAL ASSETS	$ 13,817	$ 2,920	$ 16,737

LIABILITIES AND STOCKHOLDERS DEFICIT:
Current Liabilities:
Accounts payable	$ -	$ 41,569	$ -
Accrued expenses	3,516	17,000

Total Current Liabilities	3,516	58,569	-

Long Term Liabilities:
Shareholder loans	118,461	20,000	134,033
Loans payable	25,000	24,500	24,500

Total Long Term Liabilities	143,461	44,500	158,533

Stockholders Deficit:
Common stock	81,005	67	40,570
Paid in capital		72,000	31,799
Accumulated deficit	(214,165)	(172,216)	(214,165)

Total Stockholders Equity	(133,160)	(100,149)	(141,796)

TOTAL LIABILITIES AND STOCKHOLDERS DEFICIT	$ 13,817	$ 2,920	$ 16,737

The following table represents the effects of the restated statements as of December 31, 2007:

Note 9 – New Accounting Pronouncements, page 19

7.

All future statements will show the applicable date as January 1, 2009.

8.

All future statements will disclose that the company adopted these statements as of March 31, 2008 and disclose the effects , if any.

Finally, the Management of Hitor acknowledges that:

-

the Company is responsible for the adequacy and accuracy of the disclosures in the filing;

-

Securities and Exchange Commission (“SEC” or “Commission”) staff comments or changes to disclosure in response to SEC staff comments do not foreclose the Commission from taking any action with respect to the filing; and

-

the Company may not assert SEC staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please feel free to contact me at this office with any further comments or questions.  I would appreciate if you would send any further responses directly to me electronically or via facsimile, so Hitor can respond with a prompt response.

Thank you in advance for your courtesies.

HITOR GROUP, INC.

Ken Martin

President, CEO and  Director